Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years ended December 31,
	2006	2005	2004		2003		2002
EARNINGS:
(Loss) income before income taxes and cumulative effect of accounting changes	$(19)	$(3,688)	$9,381		$5,288		$138
Minority interests	(225)	15	19		—		—
Fixed charges (as outlined below), less preferred dividends and accretion expense (a)	26,914	20,202	8,072		4,098		1,913

Total earnings, as defined	$26,670	$16,529	$17,472		$9,386		$2,051

FIXED CHARGES:
Interest charges (b)	$25,072	$22,426	$5,235		$2,157		$1,039
Less: write-off unamortized debt issuance costs (c)	(534)	(5,038)	—		(13)		(169)
Interest component of rental expense	2,376	2,814	2,837		1,954		1,043
Preferred dividends (d)	—	1,770	3,735		3,314		2,888

Total fixed charges, as defined	$26,914	$21,972	$11,807		$7,412		$4,801

Ratio of earnings to fixed charges	N/A	N/A	1.5	x	1.3	x	N/A
Amount of earnings insufficient to cover fixed charges	$244	$5,443	—		—		$2,750

(a)	Excludes preferred dividends and accretion expense as such amounts were not deducted in arriving at the (loss) income before income taxes amounts reflected above.

(b)	Includes the amortization of debt discount and the amortization and write-off of debt issuance costs.

(c)	Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.